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                                                                    EXHIBIT 20.5

[LETTERHEAD OF RETRACTABLE TECHNOLOGIES, INC.]

July 31, 2002

To: The Common Stockholders of Record of Retractable Technologies, Inc.

Our records indicate that you are the registered owner of shares of common stock of Retractable Technologies, Inc. (the "Company"). The market price for the Company's common stock has remained low despite the Company's continual improvement. All of us are disappointed, and Shareholders have asked the Company whether there are non-fundamental (market-based) factors at work and what they can do.

The Company believes that part of the reason for the continually depressed prices may be short selling by powerful adversaries or their agents in an effort to disrupt our business and financial objectives. In a typical short sale, a brokerage customer will "borrow" shares and sell them into the market, in expectation of declining share prices that will permit him to repurchase the shares to "cover" his short sale and capture the price difference. Done correctly, short selling is legal and provides an opportunity for significant profit to sophisticated, pessimistic traders. Short sellers are reliant on their ability to "borrow" shares; some will "borrow" from their own holdings or the proprietary holdings of their broker (collateralized by cash or marketable securities in a margin account) in a "short against the box." More typically, short sellers' brokers rely on holdings of other brokerage customers at the same firm or at a related broker who hold their shares in margin accounts. In practice, the same shares can be borrowed and sold numerous times, so long as the short seller has sufficient collateral to cover the price of the shares he borrowed, and so long as a sufficient number of shares are available for borrowing from his own or other customers' margin accounts.

Although the monthly short interest reports provided by domestic broker-dealers do not reveal large short positions, short positions opened and closed within a calendar month and certain short positions held by offshore interests might not be reflected in these reports. Share ledgers identifying our shareholders (including "street name" holdings and Non-Objecting Beneficial Owners ("NOBO") listing suggests that if there are large unreported short positions they may be "naked shorts," meaning that the short sellers or their brokers do not own the Company's shares, but may be reliant on shares held in other customers' accounts such as your own. Although average daily share volume is small relative to the total number of tradable shares, there is sufficient volume so that a diligent short seller could significantly depress the Company's share price. Our shareholders should keep in mind that we are in major litigation with powerful adversaries who would benefit by keeping our stock price sufficiently depressed in order to make our efforts to raise capital very difficult.

A "short squeeze" is a defensive tactic in which a company and its shareholders, working together, reduce the number of shares in the market available for borrowing, forcing a short seller to "cover." The "squeeze" can be accomplished in one of two ways:

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          .    One way is for shareholders to contact their brokers and ask for physical delivery of certificates either by delivery to the shareholder or placed in the broker's vault. Obviously a transfer agent cannot issue more shares than have been issued and short sellers (or in the worst case, their brokers) may be forced to buy-in shares from the marketplace to replace borrowed shares. In a market where the true "float" is reduced by shares being taken off the market, short sellers may be faced with rapidly increasing share prices and "covering" can be both difficult and expensive.

          . Another way is for shareholders to contact their brokers and ask that their shares be held in a cash account, as opposed to a margin account. Margin account agreements contain express permission for a broker to "borrow" shares for its own or a customer's use; cash account agreements generally require a broker to maintain the shares available for delivery. As in the circumstances of a physical delivery squeeze, short sellers may be forced to "cover" in an increasing market price environment.

There are risks to shareholders participating in a "squeeze." Certificate delivery can take weeks, and a shareholder's ability to effect transactions in the stock during that period will be compromised. Shares posted into a cash account cannot be used as collateral for borrowing, which could deprive a shareholder of valuable business opportunities. Furthermore, the "squeeze" might not work if a sufficient number of shareholders do not participate, and shareholders will have wasted valuable time and possibly missed opportunities for profit.

If you believe that your Company is the victim of short selling pressure and are willing to assume these risks to help yourself and us, contact your broker for guidance in selection of which of the two alternatives set forth above is better for your own personal circumstances. If you decide to select one of the methods discussed above of thwarting short sellers, I have attached a letter that you can complete and send to your broker.

If you have any questions about the content of this letter, call Douglas W. Cowan, Chief Financial Officer. Thank you for your continued assistance in supporting the Company.

Sincerely,

/s/ Thomas J. Shaw

Thomas J. Shaw
President and CEO

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Date: ______________

Client Name: _______________________________________________________

Account number: ___________________________________

     Broker's name: _______________________________

     Brokerage firm: ______________________________

     Address:  ____________________________________

               ____________________________________

RE: Request for Retractable Technologies, Inc. Stock Certificates in my account


Dear _____________________:

The purpose of this letter is to request that one of the following actions to be taken by your firm regarding my ___________ shares of RVP common stock. I have initialed and filled in the appropriate blanks for the action indicated below regarding my RVP stock holdings.

____ Physical delivery of all of my common stock certificates for Retractable Technologies, Inc. (AMEX: RVP). I would like those certificates delivered to the following address:

     ______________________________________________

     ______________________________________________

     ______________________________________________

     ______________________________________________

_____ Physical placement of my common stock certificates for RVP in your vault

_____ Transfer of my RVP common stock certificates to my cash account.

I expect for my request to be completed within 5 business days. Please give this matter your prompt attention.

You may contact me if you have any questions or need additional information. I can be contacted by phone at _____________ or _______________. I can be contacted via e-mail at ____________________.

Thank you for your prompt attention to this matter.

Sincerely,